Exhibit (l)

INITIAL CAPITAL AGREEMENT

November 1, 2019

Red Cedar Fund Trust

333 Bridge Street NW, Suite 601

Grand Rapids, MI 49504

Ladies and Gentlemen:

The undersigned hereby subscribes for 10,000 Shares of Beneficial Interest, no par value, of the Red Cedar Short Term Bond Fund, a series of Red Cedar Fund Trust, a Delaware Statutory Trust, at $10.00 per share for an aggregate purchase price of $100,000. By signing below, payment in full is confirmed.

The undersigned represents and agrees that it is purchasing these Shares for investment purposes, for its own account and risk and not with a view to any sale, division or other distribution thereof within the meaning of the Securities Act of 1933, nor with any present intention of distributing or selling such shares.

Very truly yours,

The 4100 Group

By:	/s/ Sue Jenkins
Name:	Sue Jenkins
Title:	Vice President and General Counsel

Confirmed and Accepted:

Red Cedar Fund Trust

By:	/s/ David Withrow
Name:	David Withrow
Title:	President